

April 24, 2013

<u>Via E-mail</u>
Timothy M. Schoen
Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re:** **HCP, Inc.**
> **Form 10-K**
> **Filed February 12, 2013**
> **File No. 001-08895**

Dear Mr. Schoen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements, page F-8</u>

<u>(2) Summary of Significant Accounting Policies, page F-8</u>

<u>Real Estate, page F-10</u>

1. In future periodic filings, please disclose your policy for accounting for transaction costs related to acquisitions of properties. Please provide us an example of your proposed disclosure.

 (9) Intangibles, page F-29

2.   It appears that you have recorded lease-up intangibles related to your 2012 acquisition of 129 properties. Also, it appears that Emeritus is operating these properties pursuant to a new lease. Please tell us how you determined there were lease-up intangibles related to this acquisition. Within your response, please reference the authoritative accounting literature management relied upon.

(12) Commitments and Contingencies, page F-34

3.   It appears that HCR ManorCare is a significant lessee of properties under a long-term triple-net lease. Please tell us how you determined it was not necessary to provide audited financial statements of HCR ManorCare.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief